Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 9, 2012

Relating to Preliminary Prospectus Supplement dated May 8, 2012

Registration Statement Nos. 333-173099

Kratos Defense & Security Solutions, Inc.

Transcript and Slide Presentation from Investor Call & Webcast

May 9, 2012

Operator: Good day ladies and gentlemen. Welcome to Kratos Defense & Security Solutions Investor Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. As a reminder, this conference is being recorded. I would now like to turn the conference over to Deanna Lund, Executive Vice President and Chief Financial Officer.

Deanna Hom Lund, Executive Vice President and Chief Financial Officer:

Thank you. Good morning, everyone, and thank you for joining us for the Kratos Defense & Security Solutions call, to discuss our announcement that we entered into a definitive agreement to acquire Composite Engineering, Inc. With me today is Eric DeMarco, Kratos’ President and Chief Executive Officer.

Before we begin the substance of today’s call, I’d like to make some brief introductory comments. Yesterday afternoon and earlier this morning, we issued press releases, which outline the topics we plan to discuss today. If anyone has not yet seen a copy of these press releases, they are available on EDGAR, as exhibits to the 8-K that we recently filed.

Additionally, I’d like to remind our listeners that this conference call is open to the media and we are providing a simultaneous webcast of this call for the public. A replay of our discussion will be available on the company’s website later today.

During this call, we will discuss some factors that are likely to influence our business going forward. These forward-looking statements may include statements about our plans and expectations of future performance for Kratos, as well as for the pending acquisition of Composite Engineering, or CEI. These plans and expectations are subject to risks and uncertainties which could cause actual results to differ materially from those suggested by our forward-looking statements.

Specifically, we signed a definitive agreement to acquire CEI yesterday, and there are no assurances that the acquisition of CEI will be completed or completed on time. All of our statements with respect to the expected impact of the acquisition of CEI on our business are subject to the risks that the acquisition may not be completed at all, or may not be completed on the expected timeline. We encourage all of our listeners to review our SEC filings, including our most recent 10-Q and 10-K, and any of our other SEC filings for a more complete description of these risks. A partial list of these important risk factors is included at the end of the press release that we issued yesterday and this morning. Our statements on this call are made as of May 9, 2012, and the Company undertakes no obligation to revise or update publicly any of the forward-looking statements contained herein, whether as a result of the information, future events, changes in expectations, or otherwise for any reason.

This conference call will include a discussion of non-GAAP financial measures, as that term is defined in Regulation G. certain of the information discussed, including EBITDA, adjusted EBITDA, the associated margin rates, and pro forma EPS, assuming a cash tax pay, cash flow generation and free cash flow, both excluding acquisition-related items are considered non-GAAP financial measures. Kratos believes this information is useful to investors, because it provides a basis for measuring the company’s available capital resources, the operating performance of the company’s business, and the company’s cash flow, excluding extraordinary items, and non-cash, non-operational items that would normally be included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles. The company’s management uses these non-GAAP financial measures along with the most directly comparable GAAP financial measures in evaluating the company’s operating performance, capital resources and cash flow. Non-GAAP financial measures should not be considered in isolation from or as a substitute for financial information presented in compliance with GAAP, and not financial measures as reported by the company may not be comparable to similarly-titled amounts reported by other companies. Please refer to the preliminary prospectus settlement that we filed yesterday, including the base registration statement (and accompanying prospectus) for a  reconciliation of these non-GAAP financial measures with the most directly comparable measures calculated and presented in accordance with GAAP.

Finally, certain statements in this conference call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters including without limitation the company’s expectations regarding financial performance and other statements that are not clearly statements of historical fact, the benefits and synergies expected to result from the acquisition, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of current beliefs, expectations and assumptions of the management of Kratos and are subject to significant risks and uncertainties.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made and the company undertakes no obligation to update or revise these statements whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to, any operational or cultural difficulties associated with the integration of the businesses of Kratos and CEI, potential adverse reactions or changes to business relationships resulting from the acquisition, unexpected costs, charges or expenses resulting from the acquisition, litigation or adverse judgments relating to the acquisition, the failure to realize synergies and cost savings from the transaction or delay in realization thereof, and any changes in general and economic and/or industry specific conditions.

For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements as well as risks relating to the business of Kratos in general, see the risk disclosures in the annual report on Form 10-K of Kratos for the year ended December 25th, 2011, and in subsequent reports on Form 10-Q and 8-K and other filings made with the SEC by Kratos.

Separately, we announced yesterday that we are in the process of conducting a public offering of our common stock. Kratos has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for an underwritten public offering in connection with this proposed acquisition of CEI. Before you invest in such offering, you should read the preliminary prospectus supplement, including the base registration statement (and accompanying prospectus) and other documents Kratos has filed with the SEC for more complete information about Kratos and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Kratos or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by calling toll-free 888-295-0155.

In today’s call, Mr. DeMarco will discuss the transaction with Composite Engineering, provide a summary of CEI’s primary product offerings, a more detailed description of the strategic rationale of the CEI transaction, including a detailed discussion of the key programs that CEI is involved in and I will discuss the financial parameters related to the transaction.

With that said, it is my pleasure to turn the call over to Mr. DeMarco

Eric M. DeMarco, President, Chief Executive Officer & Director:

Thank you, Deanna. Good morning. I want to start out that from an acquisition standpoint, the Kratos portfolio is now complete. This will be Kratos’ last acquisition for the foreseeable future. We will now be focused solely on integrating and operating the business, organic growth and free cash flow generation.

With the acquisition of CEI, the majority of Kratos’ business is now in very specialized technology-based products, where Kratos has either developed or owns the intellectual property or data rights, or Kratos products were designed into existing deployed and proven platforms in the Unmanned Systems and targets, Electronic Warfare, SATCOM and C5 ISR areas.

We believe that these areas will remain well-funded in the current and expected budgetary environment, as they truly support critical national security missions and priorities. With CEI, a majority of Kratos’ business is now either sole-sourced or single-sourced, or with very limited competition, due primarily to Kratos being designed in, or due to the data rights and IP reasons I’ve mentioned before.

It was very important to Kratos that the transaction structure for CEI be delevering to Kratos, and that we position Kratos for accelerated delevering in the future, in addition to, of course, the transaction being accretive to Kratos’ EPS, accretive to Kratos’ organic growth rates, our EBITA dollar margin rates, cash flow from operations, and free cash flow generation. This is what we have successfully accomplished through the equity raise and overall transaction structure Deanna will walk through with you in a few minutes.

The expected success of this transaction is possible in part from the expected continual organic growth rate of CEI of at least 20% going forward. This is organic growth rate they have recently been achieving, and they have a number of new large air vehicle orders that will be going through full rate production over the next two years, which we expect to support that growth rate going forward.

Very importantly, as part of the transaction, Oak Investment Partners, whose managing partner, Bandel Carano, is also a member of the Kratos Board of Directors, is investing $55 million in straight common equity into Kratos as part of the public offering that we priced this morning. I am personally looking at this piece of equity sold to Oak as a type of permanent capital, as Oak is a very long-term and stable investor, with Oak looking for a significant return on this investment in Kratos. Additionally, we are selling a significant portion of the additional shares in the offering to existing large, long-term institutions and Kratos shareholders, many of which have asked to invest their existing pro rata ownership piece in this public offering, demonstrating their support for the transaction.

With that, I will now go to the slides.

On the investment summary of the transaction, CEI is a very unique composite aerial targets and aerial drone manufacturer. Its business, customers, products and market are all very familiar to Kratos. CEI owns a significant amount of IP and data rights for its products, and there are extremely high barriers to entry to this business. There are also a very limited number of competitors in this market.

As I mentioned before, CEI’s major contracts and programs currently are in multi-year full rate production phases with several additional recent new contract awards entering full rate production over the next two years.

Significant future growth is also expected from international customers, which historically procure the same aerial targets as the United States Air Force and the United States Navy, both of which, of course, are existing substantive CEI customers.

As I mentioned a moment ago, Kratos’ shareholder and board member, Bandel Carano, and the fund Oak Investment Partners is investing $55 million in the transaction. As a result of the parameters Deanna is going to go through with you, the acquisition of CEI is expected to be accretive to Kratos’ EPS, accretive to Kratos’ cash flow from ops and free cash flow generation, accretive to our organic growth rates, accretive to our gross margins, operating margins and EBITDA margins and, as I emphasized before, delevering to Kratos’ balance sheet and the business.

CEI is a private company that specializes in the design, manufacture, test and operation of unmanned aerial drone systems and aerial targets. Kratos currently manufacturers and provides to CEI, electronics and avionics that are onboard CEI aircraft and Kratos currently manufacturers the ground control flight stations and electronics for the command and control of CEI aircraft. CEI is a leading provider of aerial targets which represents some of the most lethal aerial threats facing this nation’s war fighters and our strategic assets. All CEI aircraft are jet powered with advanced flight performance characteristics. And CEI aircraft have subsonic and supersonic airspeed capability, both external and internal payload capability and certain other advanced capabilities. Certain CEI programs that can be discussed publicly include the U.S. Air Force AFSAT, the Navy SSAT, the multistage supersonic target and the miniature air launched decoy.

CEI’s aircraft and composite products are produced in a state-of-the-art secure manufacturing facility in Sacramento, California. Very importantly, similar to Kratos’ Aegis Readiness Assessment Vehicles, these are all ballistic missile targets, and our BMD Targets business, as you know from last week, is growing organically for Kratos greater than 30% annually.

The majority of CEI’s contracts are sole sourced. CEI owns significant amounts of technical data associated with its aircraft, providing significant barriers to entry to CEI’s markets. As I’ve mentioned before, there are a very limited number of competitors here and CEI targets have market-leading performance and very robust threat duplication characteristics.

Slide 10 is very important. This is a completely vertically integrated business that posseses all of the engineering, manufacturing and resource capabilities required for the design, prototyping, testing, production, maintenance and the operational support for a comprehensive family of aerial targets and aerial drone systems.

CEI is clearly a unique and scarce asset. The company is the sole source, subscale aerial target provider for the United States Air Force and the U.S. Navy. CEI has a market-leading win rate on aerial target opportunities. Its flagship aircraft was designed specifically for the U.S. Air Force to replicate adversary fighter aircraft for air-to-air training and testing. And as I mentioned before, CEI’s major programs are either in full rate production or entering full rate production over the next two years. Deanna.

Deanna Hom Lund, Executive Vice President and Chief Financial Officer:

Thank you, Eric.

Moving to slide 12. As we announced yesterday, CEI grew organically over 20% in 2011, growing from revenues of $74 million in 2010 to $94 million in 2011. With CEI’s current backlog of $160 million, and current bid and proposal pipeline of approximately $1.2 billion, we expect that CEI will continue to grow organically over 20% from 2011 to 2012. We also currently estimate that CEI’s Adjusted EBITDA will grow at approximately the same growth rate despite an expected increase in internally-funded research and development investments and product development expenditures.

The total consideration to consummate the acquisition of CEI is approximately $155 million, which is comprised of $135 million in cash and $20 million in Kratos common stock, priced at $5 per share, the same per share value that we just priced the equity offering today to finance approximately $100 million of the transaction consideration. We will issue approximately 20 million Kratos shares in the equity offering that we just priced and announced today at $5 per share, with a total aggregate proceeds, net of operating expenses, of approximately $97 million. We expect to fund the remaining cash component of approximately $40 million with a combination of our cash on hand and/or a draw on our line of credit. The $20 million stock component of the consideration, priced at the same $5 per share, is estimated to be equivalent to an issuance of an additional 4 million shares of Kratos stock.

We also announced yesterday that we have expanded our existing $90 million line of credit to $110 million and amended certain definitions and terms within our existing credit agreement. We believe that the amended terms provide enhanced flexibility and liquidity for the company, especially for the company’s expanded letter of credit requirements to address the growth opportunities in our critical infrastructure business, as well as similar requirements related to the CEI business. As a reminder, the interest rate under the revolving line of credit ranges from LIBOR plus 3.25% and LIBOR plus 3.75%, or approximately 3.5% to 4%.

As part of the acquisition, we plan to make a 338(h)(10) election for tax purposes, which means we will treat the acquisition as an asset acquisition for income tax purposes. The significance of the election is that we will be able to affect a step up in the basis of the acquired assets, or to be able to deduct the excess of the purchase price over the tax basis or the tax goodwill, valued at approximately $130 for income tax purposes over 15 years. This equates to approximately $8.5 million per year of deductions that we can take to reduce CEI’s annual taxable federal and state income tax liabilities. The estimated net present value of these aggregate tax reductions is approximately $18.5 million.

On a net purchase price basis, the gross purchase price of $155 million, less the net present value of the tax asset related to the 338(h)(10) tax election of approximately $18.5 million, or approximately $136.5 million, over the estimated FY 2012 EBITDA, assuming the approximate 20% growth rate from FY 2011 financial performance, equates to an approximate purchase price multiple of approximately 7.5 times the estimated FY 2012 EBITDA.

After taking into consideration the necessary regulatory filing requirements which is Hart-Scott-Rodino, we estimate that the transaction will close at the beginning of the third quarter. From a financial metrics perspective, the transaction is expected to be accretive to pro forma EPS in 2013 using a cash tax pay basis, operating margins, revenue growth rates, Adjusted EBITDA and a free cash flow perspective, excluding acquisition-related items. We expect that the transaction will also result in a more accelerated delevering as free cash flow is generated in the future.

With that, I will turn the call back over to Eric for his final remarks.

Eric M. DeMarco, President, Chief Executive Officer & Director:

Thank you, Deanna.

In summary, the acquisition of CEI is exactly consistent with Kratos’ stated strategy to build the premier technology and products-based national security business in the industry, and that’s what we’re doing. With the acquisition of CEI, we have significantly increased Kratos’ positioning in one of the fastest-growing areas of the industry, target threat representation, and positioned Kratos to be a significant long-term player in the next-generation unmanned aerial systems marketplace.

As I opened my remarks earlier, with the acquisition of CEI, Kratos’ portfolio is complete. The acquisition of CEI will be Kratos’ last acquisition for an extended period of time. We will now be focused solely on integrating and operating the business, organic growth, and free cash flow generation.

We have assembled an incredible group of people, managers, executives, business-proven assets, which as you know, we have integrated together across the company, who will now focus on operational execution.

With that, we’ll turn it over to the moderator for questions.

Operator: Thank you. Our first question is from Tyler Hojo of Sidoti & Co. Your line is open.

<Q – Tyler Hojo>: Yeah, hi. Eric. I was hoping that maybe you could talk a little bit about the split in the business between unmanned drones and the targets? I mean how – what percent of sales of each of those and then maybe if you could just talk a little bit about the competitive landscape in each of those addressable markets?

<A – Eric DeMarco>: Right. So the majority of the business, the vast majority of the business right now is in targets and I will use that synonymously with unmanned drones. Another very important part of the business is in the MALD, the Miniature Air Launched Decoys. Another part of the business is a separate type of target, this is BQM 173D MSST. And then there is another portion of the business that is non-disclosable that we cannot talk about here.

<Q – Tyler Hojo>: Okay. Well, I guess what I’m struggling with a little bit is just the differentiation between unmanned vehicles and targets. So maybe you could talk about that a little bit.

<A – Eric DeMarco>: Right. So I would look at a target as a BQM 167A or BQM 167X. They can be both recoverable and they – or they can be dispensable. I would look at an unmanned vehicle or an unmanned drone in my – the way I look at it as a Miniature Air Launched Decoy or MALD. That is not a target, that’s an unmanned system that’s used for electronic warfare and electronic attack purposes.

<Q – Tyler Hojo>: Okay, great. And what about the – I mean obviously we know who the big players are in the targets and in the unmanned systems market, but who do you kind of bump in to the most with some of – which are your bid pipeline there?

<A – Eric DeMarco>: Most often it’s EADF and historically, [indiscernible].

<Q – Tyler Hojo>: Okay. And then just lastly for me, you mentioned that this business was going to do something like 20% growth in 2012. Looks like in the prospectus you filed last night, I think you did about $25 million in Q1. Is there some seasonality in the business or how we should think about that?

<A – Eric DeMarco>: I think, in 2011, they did I think $93 million, $94 million in revenue.

<Q – Tyler Hojo>: Okay.

<A – Eric DeMarco>: So if Q1 is $25 million, that’s not much of a ramp from there to get to your 20%.

<Q – Tyler Hojo>: Great. Thanks.

<A – Eric DeMarco>: You’re welcome.

Operator: Thank you. The next question is from Mark Jordan of Noble Financial. Your line is open.

<Q – Mark Jordan>: Good morning. Just a point of clarification. Did you say that the transaction is projected to be closed at the beginning or the end of the third quarter?

<A – Deanna Lund>: Mark, it’s the beginning of the third quarter.

<Q – Mark Jordan>: Okay. And I guess, secondly, Eric, clearly this acquisition funding, was that – puts a lot of stock incrementally out on the street. What is it in terms of CEI’s position that compelled you to be willing to issue so many shares? Why is this piece so attractive to you and bringing it into the company?

<A – Eric DeMarco>: Right. So first on the equity, as I mentioned in the prepared remarks and I’m glad you asked it because I want to emphasize it here, the majority of the equity is going to an insider, a board member who is a very long-term investor. And in my opinion, those shares are not going to be tradable shares and outside of trading. They’re part of the permanent capital of the company. This is how I look at this.

Another very significant portion of the shares are going to existing Kratos institutional shareholders and long-term shareholders, some of which took in excess of their pro rata piece or their pro rata piece. And so it’s going to existing holders in our opinion into good hands – all of which of course strongly supported, strongly endorsed this transaction.

Now, timing is something that you can’t always control. This is a business where the founders – the owners, Amy and Mike Fournier, they approached me last summer. We had closed a very large acquisition at that time, Integral Systems, and we were not prepared to move forward for integration reasons. It’s not easy to acquire a company, you got to make it work and it’s got to be integrated.

This is – as I’ve emphasized a couple of times, this is an extremely unique asset. And the – we had a window to either get it done or potentially lose it. And with the growth parameters that they have, with a substantial amount of that forecast, the growth is bolted in on long-term programs. We came up with the structure as Deanna walked through, a big portion of which is that $130 million tax deduction that we get, which if you use a 40% estimated federal and state rate, it’s $50 million or $55 million of cash taxes we’re not going to have to pay. We can use that to invest in the business. It’s significantly delevering, accretive, et cetera, albeit at a stock price I wish it wasn’t here but we all know what’s happened in the global markets in the last couple of weeks and probably more importantly what happened with some of our “peers” that are more services companies and what they reported in the space and what that’s done. And so that’s kind of the layout, the landscape.

<Q – Mark Jordan>: Okay. Quick question for Deanna, do you have any sense as to what the annual amortization charge will be with this acquisition?

<A – Deanna Lund>: Yeah. I’m just trying to find it, Mark. We have had a preliminary valuation done on the acquisition, sorry. It’s roughly about $8 million a year.

<Q – Mark Jordan>: Okay. Thank you. And I guess a final question, and this is I guess a little more forward-looking for Eric, you look at the unmanned aerial vehicle marketplace, we use it as a target, we use it as a surveillance platform. I guess my question, do you see longer term the U.S. increasing the emphasis of using UAVs as an offensive platform replacing manned systems? And if so, is that a key strategy for CEI from a long-term development standpoint?

<A – Eric DeMarco>: That’s a great question, Mark. I absolutely believe and am convinced that starting right now, it’s already begun. Unmanned combat aerial systems, UCAS, are going to be a significant part of this country’s national security strategy. The vast majority of current unmanned aerial systems, not targets or drones that we’ve been talking about – that we were talking about here a minute ago, but unmanned aerial systems are propeller planes. They have been designed to fly in uncontested air space where the United States owns the sky. You couple my belief that in future confrontations with the United States, the U.S. will not necessarily own the sky, it will be contested airspace, and the fact that because of budgetary reasons and platform costs, we only have 187 F-22’s, who knows where the F-35 is going to end up, they are going to, in my opinion, need to be supplanted by unmanned combat aerial systems. [indiscernible] (30:33) is unmanned combat aerial systems and electronic warfare, unmanned combat aerial systems. As I’ve mentioned, they are going to have to be able to fly in contested airspace, I believe they are going to have to be jets, they’re going to have to have flight characteristics like fighters, and they’re going to have to be able to carry payloads. And I think that’s where the market is growing, and without getting too far ahead of ourselves, that’s something clearly, we’re thinking about.

<A – Deanna Lund>: And Mark, I did misspeak on the amortization. It’s roughly 12.5 million.

<Q – Mark Jordan>: Okay. Thank you.

<A – Deanna Lund>: Thanks.

Operator: Thank you. Our next question is from Josephine Millward of Benchmark. Your line is open.

<Q – Josephine Millward>: Good morning.

<A – Deanna Lund>: Good morning

<A – Eric DeMarco>: Good morning.

<Q – Josephine Millward>: Eric, can you expand on the synergies CEI has with your existing portfolios? Do you see room for margin expansions starting this year, and how does it strengthen your competitive positioning on the defense?

A – Eric DeMarco>: Very good. So as I – we talked about this morning, Kratos, currently, is one of CEI’s largest subcontractors, where we manufacture electronics and avionics that go on certain of their aircraft in electronics, in ground flight control equipment for certain of their systems. So there is a natural synergy. They are also, as I stated, we know their customers, we know their capabilities, we are actually teamed, we just, recently teamed together on a very large procurement, together – procurement we’re going after jointly. And tying in to your question missile defense, there is ballistic missile defense, which is, right now, primarily what our [indiscernible] A-routes are focused on. There is tactical or operational missile defense that has to do with potential with cruise missile threats that are coming at the United States assets, including supersonic cruise missiles that are coming at the United States assets, or other types of missiles that are coming at the United States assets. Kratos is involved in that today, CEI is deeply involved in that. So this significantly, significantly strengthens us in the tactical operational type of missile defense threat area.

And so there is strong synergy between the companies operationally and from a capability standpoint. From a pure cost synergy standpoint, there is not a lot of cost savings here. As I’ve – as at one slide I went through, this is a stand alone, fully and vertically integrated operation, all the way from design, development, to full production of aerial vehicles and the operations of them in a secured facility. They’re a private company obviously. They have been managed outstanding by Amy and Mike, just outstanding.

And so there’s not a – there might be some little costs here and there but it’s not significant. This is synergistically more programmatically, operationally, and clearly, from a business development standpoint, on some of the opportunities that we’re going to be going after, let me – and let me emphasize a point on one of those.

I’ve mentioned in the prepared remarks that friendly government air forces and militaries like to use the threat representation vehicles that the United States Air Force and the United States Navy use, right? CEI is a sole source to the United States Navy and the United States Air Force. CEI has been winning a number of very large international target opportunities because of their position right now with the U.S. on Navy and Air Force.

A significant amount of these international opportunities involve either performance bonds that have to be put up, that can be significant, or letters of credit, or personnel guarantees, right. The coming together of our companies would be financial strength of Kratos, and our scope, scale and size, we believe this is going to be enable CEI to more aggressively go after these opportunities from a financial capability standpoint because these are big procurements and they historically require as I said performance bonds or personnel guarantees. So it’s a pretty good fit across the board.

<Q — Josephine Millward>: Sounds like a great sale. Congratulations.

<A — Eric DeMarco>: Thank you.

Operator: Thank you. And the next question is from Mike Crawford of B. Reiley, Inc. Your line is open.

<Q — Mike Crawford>: Thank you. Can you talk about what unique technologies or capabilities that Composite Engineering has that others may not with regarding airframe and the capabilities that these vehicles are able to attain because of it?

<A — Eric DeMarco>: All right. So in the press release, we touched on these areas that we can talk about. And in summary, what they are is — these are beautiful aircraft. And of course, they’re made of composites and you can do things with composites that you cannot do with steel or aluminum, for example. And so flight characteristics, these aircraft they can sustain speeds and pull Gs that the competitive aircraft cannot.

They can stay on station longer than the competitive aircraft can stay on station. As I believe this is in the press release disclosed, these aircraft can fly on the deck, five or six feet on the deck up to over 50,000 to 54,000 feet disclosable. These are designed — some of these are designed to replicate the most advanced fighter aircraft threats of potential adversaries that the United States have. All of that comes from — this is an engineering company. It’s the way these are engineered, the way they’re designed, the way they are manufactured, the quality control of this company has on this aircraft which is why their win rate in competitive procurements is phenomenal. It is absolute the best quality and capability at a cost point that is also very favorable from a competitive standpoint.

<Q — Mike Crawford>: Okay. And regarding targets from competitors like [indiscernible] America or others, do they have composite airframes or are those steel or other stuffing?

<A — Eric DeMarco>: Some of them do but not like this and not in quantity and not a true family of air vehicles like this. Not at all.

<Q — Mike Crawford>: Okay. Thank you. And your remarks, you talked about EBITDA growing at the same rate as revenue given anticipated increase in internally funded R&D. And is that primarily related to developing this technology into providing an unmanned combat system offering, or can you talk about what your plans are for the internally funded R&D?

<A — Eric DeMarco>: Right. So there is, in addition to the increased EBITDA rates and absolute dollars with the growth, there is a significant amount of IR&D internally funded research and development included in those numbers. Tens of millions of dollars over the next several years. I will say that that is targeted, no pun intended. CEI is ideally positioned to develop and produce state-of-the-art, fifth-generation aerial targets, that’s really all I should say on that, and we’ve been talking about potentially some of the other applications of these aircraft. There is some R&D allocated to that as well.

<Q — Mike Crawford>: Okay. Thank you. And then, so last year, we know you’ve beat out the incumbent to get the Navy upscale aerial target award, I think that was a $31 million award, and Air Force has been your long-time customer, and what’s the status of the Army RFP? When do you expect the decision on that?

<A — Eric DeMarco>: We are actively looking at that in Army procurement with an aircraft that’s called the Firejet, and hopefully that determination will be made there in the next 12 months.

<Q — Mike Crawford>: Okay, thank you very much.

Operator: Thank you. The next question is from Jonathan Richton of Imperial Capital. Your line is open.

<Q — Jonathan Richton>: Hi, good morning.

<A — Eric DeMarco>: Good morning.

<A — Deanna Lund>: Hi.

<Q — Jonathan Richton>: I just wanted to get a better understanding on the kind of CEI’s business and how their targets compared to the QF-16 program or other types of programs. Is this replacing the type of work, or are you competing on something different?

<A — Eric DeMarco>: That’s an excellent question. Excellent question. So the QF-4 and the QF-16 are full scale. The QF-4 is an F-4 Phantom has been converted to a target. Those are being depleted. They may have already been depleted, which is why now there’s the QF-16 which is an F-16 that’s being converted to a target, okay. This is a very similar thesis to Kratos’ ARAVs. You just read it as assessment vehicles. Where Kratos, as we described this assessment vehicle is a subscale target, but it puts out a representative threat profile of a full-scale potential adversary ballistic missile, okay.

By going subscale, it’s significantly less costly but you can get my numbers now, 95% of the threat profile of having to procure a full-scale ballistic missile which Josephine last asked in our last conference call, there are still some procurements out there for full-scale ones. But to give you some cost points in our ARAV space then I’ll come back to CEI, it’ll fall in approximately our most expensive target, launch, et cetera, to the government at $5 million and the competitors’ is $50 million.

A couple or three years ago, that procurement was split 50-50 and you can ask yourself why that is and I’m not exactly sure. But at today’s budgetary environment, there were a lot of procurement rule changes, we are now winning the vast majority of those and I believe it’s because it’s low-cost and it fits in the budget because the customers want to have more shots. That’s the exact same pieces on the QFs relative to the BQM-167A and the BQM-167S. Their subscale targets if they put out threat representation of a full-scale target, but they are substantially less costly. Kratos is involved with both.

<Q — Jonathan Richton>: Okay. So I guess, is there any potential issue — because I think part of the reason for the QF-16 programs, they have a bunch of those 16’s [indiscernible] and they want to get rid of that. So, is there any potential dynamics from the perspective of splitting it or maybe you think the trend will be as [indiscernible] saw, [indiscernible] BMT of moving more just towards the cheaper solution and not worrying about that?

<A — Eric DeMarco>: Yeah. So in my opinion, I believe that there will be a number of QF-16s that F-16s that will be converted to unmanned aircraft targets. I believe there will be a number that will be. I believe that that number is going to be less than originally expected or planned because there’s going to be more of the subscale ones procured because we get more bang for the buck. You can get more aircraft. You can have more live fire shoots by our war fighters, with the subscale ones than with the full scale ones. And the full scale ones are far more expensive to convert, operate, and maintain.

And tying into all these, another important point has to do with modeling and simulation. There are — a few years ago, several years ago, a lot was talked about modeling a simulation, that modeling a simulation was going to replace substantially weapons system development, et cetera, et cetera. Well, a lot of them learned recently, and I’m not saying this is good or bad, but there is nothing like real shoots or real pilots, maybe pilots, Air Force pilots go up and take on real flying aircraft. You just can’t simulate that. And I think that’s another area — another reason why there’s some wind at the sail here in this entire target representation area.

<Q — Jonathan Richton>: Got it. Okay, great. Thanks. And then, just maybe touch a little more on the 20% organic growth at 2012? Maybe give us a little more if possible, more clarity on what the real drivers are there and kind of how that goes beyond 2012 into 2013 and 2014 if it’s sustainable at that rate?

<A — Eric DeMarco>: Okay. So one example, the AFSAT right now is in development. It goes to full rate production in 2014. That is under contract. The AFSAT goes to production in 2014. In addition to that, there are a number of recent international awards that CEI has, one of them is very large that is going into status right now in June 2 starting to ramp up in a full rate production, right now, okay? There are a couple of other large opportunities that we believe are — is highly likely that CEI will be awarded them between now and the end of the year, highly likely. That are — we’ll be further substantive opportunity, and in addition to that for competitive reasons I’m not going to get into countries or locations there are two opportunities that come to mind where Kratos and CEI will be doing slight demonstrations of their aerial vehicles between now and the end of the year for two additional companies. So there’s a natural ramp occurring with the AFSAT and its very large recent international one in the near term award pipeline is very solid with a high probability.

<Q — Jonathan Richton>: Okay. And then just quickly on the backlog that you guys disclosed, is that all funded or just a small portion of that funded?

<A — Eric DeMarco>: It’s — so CEI contracts are all single-award contracts. So these are not IDIQs for Macs or [indiscernible] et cetera. So there were base years with options. And remember now, these are production runs. It’s very similar to like the F-35. There’s a base year and there are production runs and the productions are funded on typically annually. So it’s — these are production run contracts, big base years plus annual option years. So that’s what these are. Base years funded plus option years to build out the full allotment underneath the program.

<Q — Jonathan Richton>: Okay. Thank you very much.

<A — Eric DeMarco>: You’re welcome.

Operator: Thank you. Our next question is from Yair Reiner of Oppenheimer. Your line is open.

<Q — Yair Reiner>: Thank you. Just a few questions from me. First, the 10 million in restricted shares, are those going to impact the diluted share count of the box?
<A — Deanna Lund>: It’s — they’ll go through fair value computation and it really will be dependent upon what the market conditions are on a quarter-by-quarter basis. They will just do all [indiscernible] cliff vest at the end of four years. But there will be a stock compensation charge. As that’s the four years in each quarter — as a four-year vest even though it accelerates at the end — on a cliff vest schedule.

<Q — Yair Reiner>: And then just in terms of — I was trying to compute the impact in terms of the diluted share account. Any account back to the envelope guidance by how much we should be adding for those?

<A — Deanna Lund>: That’s a difficult question because it’s really based on where the market is and what the assumptions of our stock prices because that’s what drives the computation so it’s very difficult to say.

<A — Eric DeMarco>: From a business standpoint, these tied into the pieces that the management team has signed long-term employment agreements with us, which is very important. Very important. Including one of the owners, Mike Fournier.

<Q — Yair Reiner>: And actually following up on that, how widely are these shares distributed within the current management of CEI, and potentially the top kind of engineering team?

<A — Eric DeMarco>: Yes, with — it’s with the key managers. That’s a good question. With the key managers.

<Q — Yair Reiner>: Is it five people, a dozen people, 20 people?

<A — Deanna Lund>: It’s closer to about 5 to 10 people.

<Q — Yair Reiner>: Okay. And then, maybe you can talk a little bit about the process of closing this deal. Were there a number of bidders, or were you kind of alone near the finish line?

<A — Eric DeMarco>: Right. So I’m under an NDA, I will tell you that we were alone at the finish line, and the Fourniers and I started talking about this together as I indicated late last summer.

<Q — Yair Reiner>: And then in terms of the investment, you mentioned that internal R&D is going to be ramping up over the coming years. In terms of physical capacity, can you give us a sense of the capital intensity of this business and what you see kind of incremental CapEx being over the coming years?

<A — Deanna Lund>: Yeah, so from a CapEx perspective, the IRR is roughly between 5 million to 7 million per year.

<A — Eric DeMarco>: And other physical capacity, in the next 12 months, it’s more than likely, there’s going to be some expansion of the manufacturing capability because of these new contracts I’ve talked about that are going to be coming online in the number of aircraft that need to be built.

<Q — Yair Reiner>: Got it. Okay, that’s all for me. Thank you.

<A — Eric DeMarco>: Thank you.

Operator: Thank you. Our next question is from Michael Ciarmoli of KeyBanc Capital Markets. Your line is open.

<Q – Michael Ciarmoli>: Hey, good morning, guys. Thanks for taking my questions.

<A – Eric DeMarco>: Good morning.

<Q – Michael Ciarmoli>: Just to clarify a little bit on the tax this year, will the entire Kratos entity be shielded from taxes or will it just be CEI-related revenues and earnings streams?

<A – Deanna Lund>: It’s the entire corporation.

<Q – Michael Ciarmoli>: Okay. And then maybe back to Tyler’s question. Just looking at the prospectus and what was filed out there. What’s the revenue trajectory, 2012 surely looks like an anomaly here. $76 million in 2009, down a little bit to $74 million in 2011. And certainly the EBITDA and operating income level haven’t come close to that 20% growth. What sorts of trends have been impacting this business and – I know you mentioned the new contracts growing, helping to push this business to 20%. I’m assuming that doesn’t account for sequestration or the potential challenges. But maybe if you can discuss the financial performance of this company in a little greater detail?

<A – Eric DeMarco>: Absolutely, absolutely. The – so, in the previous years – and I’m going to say previous to 2010, the company was spending a significant amount of money, developing aircraft and on bidding proposal costs. For example, that Navy contract that the company won in 2011, okay, they spent millions of dollars in development on that airplane and in that proposal process, okay. The competitor was funded by the government to the tune of tens of millions of dollars to develop and aircraft. CEI developed it on their own, spent their own money and won which is critical on the data right here, absolutely critical. So some of those costs fell over into 2011 to win that Navy contract. And as I mentioned, it’s going to – that’s going to be into production in 2014, okay? The company had basically one product. It was the flagship product with the Air Force. Now they have a full portfolio of advanced aircraft that they have developed. They have spent the money. They developed them. The development on these is none. These are across the low, mid and high-performance flight envelopes for the global marketplace, okay? And so this was historically the 167A, okay? Now in production, as 167A/I, 177A/I and the Firejet, okay? So now they are going from the development to the production run which is ramping the revenue because they developed it, they own it, they’ve won the contracts, it’s ramping up and they’re getting leverage off of the gross margins, okay? And as I said, and so when I asked the question, Q1 of this year was like – is like 25 million in revenue and as I said a minute ago, in this quarter Q2 one of those large contract wins is commencing for production now.

<Q – Michael Ciarmoli>: Okay. And is – the SG&A is up significantly implying a 20 million per year run rate I mean is that due to this increased production or because looking at that trajectory of SG&A with those bidding proposals in mind I mean, it seems they’re going to be on track for significant increases in annual SG&A spending.

<A – Eric DeMarco>: Right. As Deanna talked about, this is very important, okay, the blessing of winning these large production contracts, if you’re going to enable the company to spend additional R&D, okay, on spiral development with DOD customers and one that I can’t talk about here and this is very important. CEI is ideally positioned for the state of the art, fifth generational family of targets and that is something we’re going after.

<Q – Michael Ciarmoli>: Okay. And then just – if we can dig in to the revenues a little bit, what percent or can you basically categorize how much revenue exposure Kratos had to CEI prior to the acquisition that we should account for and maybe that $94 million last year or $75 million?

<A – Deanna Lund>: Yeah, that was about $5 million to $6 million, Michael.

<Q – Michael Ciarmoli>: $5 million to $6 million [indiscernible] yesterday.

<A – Deanna Lund>: Yeah.

<A – Eric DeMarco>: All right. And so we’ve assumed that in the revenue area that obviously when that goes away, the margins increase.

<Q – Michael Ciarmoli>: Right. So I guess the one thing I still struggle with here. Maybe it’s just semantics. When I think of fifth generation unmanned combat, I’m thinking of maybe some of the Northtrop or Boeing platforms. These are going to be presumably relegated to targets, and I guess that the multiple, even with the 20% EBITDA growth, still looks a little steep in relation to – I guess the only other closest public target provider out there would be like orbital. Is there a lot more risk or on to your CapEx to get platforms to this next level where they can really drive that sustainable growth?

<A – Eric DeMarco>: Right. Okay, so now orbitals’ targets are primarily ballistic missile defense targets.

<Q – Michael Ciarmoli>: Will they also have like the Navy sea skimmers and they’re on the more [indiscernible].

<A – Eric DeMarco>: Right. They were on a supersonic target as well. But most of theirs are missile defense type targets. But let answer your question on the unmanned systems and competitors, et cetera. Right now, there are as I’ve said before, virtually all the UAVs out today are propeller planes. There are three jets. One of them is the XB-47. One of them is general atomics and the Avenger and then there’s a third one. I’m just not sure I’m allowed to talk about. There are three.

If you go and take a look at the flight characteristics on those. These are very, very large. They go about 400 to 500 knots even though they’re jets. They are slow. They do carry. They do have the capability to carry an impressive internal ammo and an external payload. Okay. That is not the business is CEI is in. they’re not in that business. CEI is in the business of building high-performance, both subsonic and supersonic aircraft. And so, that would not – those markets would not be a market, absolutely not be a market area that we would be looking at.

<Q – Michael Ciarmoli>: So yeah. Yours is strictly in the target market.

<A – Eric DeMarco>: I’m not going to say that, all right. But I’ll say that a substantial amount of the revenue right now is the target market. We are – the company is blessed that they are at a point now where they are hitting full-rate production with a number of their products, with a number of customers, and that gives us a lot of strategic flexibility.

<Q – Michael Ciarmoli>: Okay, okay. And just the last question from me and I’ll jump off here. What is CEI’s business or new contract wins look like under continuing resolution or sequestration? How did you guys handicap that in this deal and why pull the trigger ahead of what could potentially be a very ugly fourth quarter?

<A – Eric DeMarco>: Right. So the vast majority of the new non-existing, the new wins that are expected in 2013 and beyond are international.

<Q – Michael Ciarmoli>: Okay.

<A – Eric DeMarco>: As I said before, the international customers flying up 15, they fly it up 16, they fly it up 18. The United States Air Force and Navy likes to practice against a certain type of target representation, so do those international customers that fly our aircraft.

<Q – Michael Ciarmoli>: Okay.

<A – Eric DeMarco>: And so that was of significant importance. As you know, you read about that the big primes et cetera with sequestration coming. They’re looking to expand their international market. As you know, our international market is just growing in the tactical missile area. That’s where the biggest part of 14, 15 growth is, it’s international.

<Q – Michael Ciarmoli>: Okay. Okay. Okay. And then just to clarify here, did you actually breakout the revenues between specific targets and maybe some of those other opportunities? You’re just saying that it’s the majority.

<A – Eric DeMarco>: No. No.

<Q – Michael Ciarmoli>: Okay. Okay. Great. Thanks a lot guys. That’s all I have.

<A – Eric DeMarco>: Okay. Thank you.

Operator: Thank you. Our last question comes from Mark Jordan of Noble Financial. Your line is open.

<Q – Mark Jordan>: Thank you. Question relative to CEI quarterly revenue trends. Should we – since these are longer term production contracts, should we assume a fairly steady per revenue run rate on a quarterly basis which is small incremental pickups or is there any seasonality?

<A – Deanna Lund>: Yeah. That’s probably appropriate, Mark, to assume some pickups and that clearly is we’re expecting a ramp in the second half of 2012 as a couple of these projects at full-scale production. But then once you get to that ramp, it should be fairly stable.

<Q – Mark Jordan>: Okay. In the perspective, this shows the SG&A for the first quarter 5.3 versus 3 to the preceding year. Is there any one-time expenses in that or is that a decent quarterly run rate?

<A – Deanna Lund>: It’s actually a fairly sizeable increase at Research and Development, so it’s grown about on a three-fold basis from the Q1 2011 R&D. I know it’s not broken out separately on the process. It’s just an SG&A but a big portion of that is the R&D increase period-over-period.

<Q – Mark Jordan>: Okay. And you would – that increase should stay in place and that the gross margins of 29%, 30% are probably – those should continue also roughly at those levels?

<A – Deanna Lund>: That’s correct.

<A – Eric DeMarco>: Yes.

<Q – Mark Jordan>: Okay. Thank you very much.

<A – Eric DeMarco>: Thank you.

Operator: Thank you. There are no further questions at this time. I’ll turn the call back over to management for closing remarks.

Eric M. DeMarco, President, Chief Executive Officer & Director:

Thank you very much for joining us this morning. After reflecting on any additional questions, please don’t hesitate. We’ll give you there the NRI a call. Thank you.

Operator: Ladies and gentlemen, this concludes today’s program. You may now disconnect. Good day.

Forward-Looking Statements

Certain statements in this  presentation  may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including, without limitation, the benefits and synergies expected to result from the acquisition and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Kratos and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.  All such forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Kratos and CEI; potential adverse reactions or changes to business relationships resulting from the acquisition; unexpected costs, charges or expenses resulting from the acquisition; litigation or adverse judgments relating to the acquisition; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; and any changes in general economic and/or industry-specific conditions.  In addition the pending acquisition of CEI may not be completed at all or may not be completed on time.  For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Kratos in general, see the risk disclosures in the Annual Report on Form 10-K of Kratos for the year ended December 25, 2011, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kratos.

Kratos has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for an underwritten public offering in connection with its proposed acquisition of CEI. Before you invest in such offering, you should read the preliminary prospectus supplement, including the base registration statement (and accompanying prospectus), and other documents Kratos has filed with the SEC for more complete information about Kratos and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Kratos or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by calling toll-free (888) 295-0155.

KRATOS
FROM STRENGTH TO SUCCESS

CEI

Kratos Acquisition of Composite Engineering, Inc. (CEI)

NASDAQ: KTOS 1 DEFENSE & SECURITY SOLUTIONS

Kratos Acquisition of Composite Engineering, Inc. (CEI)

Kratos Acquisition of CEI

KRATOS
FROM STRENGTH TO SUCCESS

NASDAQ: KTOS 2 DEFENSE & SECURITY SOLUTIONS

Kratos Acquisition of CEI Investment Summary of Transaction: Very unique Composite Aerial Targets and Aerial Drone manufacturer Business, Customers, Products, and Market that Kratos is intimately familiar with CEI owns significant amount of IP and Data Rights for its products Extremely High Barriers To Entry

Kratos Acquisition of CEI Investment Summary of Transaction: Very limited number of competitors in this market CEI Major Contracts/Programs currently in multi-year Full Rate Production phase, with several additional recent new contract awards entering Full Rate Production over the next two years Significant Future Growth expected from International Customers which Historically procure the same Aerial Targets as United States Air Force and United States Navy

Kratos Acquisition of CEI Investment Summary of Transaction: Kratos Shareholder and Board Member Oak Investment Partners investing $55 Million in Straight Common Kratos Equity to Facilitate and Execute the Transaction Acquisition of CEI and Transaction is expected to be: Accretive to Kratos’ EPS and Pro Forma EPS Accretive to Kratos’ Cash Flow From Operations and Free Cash Flow Generation Accretive to Kratos’ Organic Growth Rates Accretive to Kratos’ Gross Margins, Operating Margins and EBITDA Margins Delevering to Kratos’ Balance Sheet and the Business

Kratos Acquisition of CEI CEI is a private company that specializes in the design manufacture, test and operation of unmanned aerial drone systems, and aerial targets Kratos currently manufactures and provides to CEI electronics and avionics that are on board CEI aircraft, and Kratos currently manufactures ground flight control stations and electronics for the command and control of CEI aircraft

Kratos Acquisition of CEI CEI is a leading provider of aerial targets which represent the most lethal aerial threats facing this nation’s warfighters and strategic assets All CEI aircraft are jet powered with advanced flight and performance characteristics CEI aircraft have subsonic and supersonic airspeed capability, external and internal payload capability, and other advanced capabilities

Kratos Acquisition of CEI Certain CEI programs that can be discussed publicly include: U.S. Air Force AFSAT U.S. Navy SSAT Multi-Stage Supersonic Target Miniature Air Launched Decoy (MALD)

Kratos Acquisition of CEI

KRATOS
FROM STRENGTH TO SUCCESS

NASDAQ: KTOS 8 DEFENSE & SECURITY SOLUTIONS

Kratos Acquisition of CEI CEI aircraft and composite products are produced in a state of the art, secure manufacturing facility

Kratos Acquisition of CEI Similar to Kratos’ Aegis Readiness Assessment Vehicles (ARAV) and BMD Targets business, which is growing organically for Kratos greater than 30 percent annually: The majority of CEI’s contracts are Sole Source CEI owns significant amounts of technical data associated with its Aircraft providing significant barriers to entry to CEI markets Very limited number of competitors in CEI’s markets CEI Targets have market-leading performance and robust threat duplication characteristics

Kratos Acquisition of CEI

KRATOS
FROM STRENGTH TO SUCCESS

NASDAQ: KTOS 10 DEFENSE & SECURITY SOLUTIONS

Kratos Acquisition of CEI CEI is a complete vertically integrated Business, possessing all of the engineering, manufacturing and resource capabilities required for the design, prototyping, testing, production, maintenance and operational support for a comprehensive family of Aerial Targets and Aerial Drone (Unmanned) Systems

Kratos Acquisition of CEI CEI is a unique and scarce asset: CEI is the sole source subscale Aerial Target provider to the U.S. Air Force and U.S. Navy CEI has a near 100% win rate on Aerial Target opportunities CEI’s flagship aircraft was designed specifically for the U.S. Air Force to replicate adversary fighter aircraft for air-to-air training and testing CEI major programs are either in full rate production or entering full rate production over the next two years

Kratos Acquisition of CEI Recent CEI Historical Financial Data: 2010 2011 Revenue $73.6M $94.1M Adjusted EBITDA $5.5M $15.9M CEI grew organically over 20 percent from 2010 to 2011, which is expected to continue in the future Current CEI backlog is ~$160M Current CEI Bid and Proposal Pipeline for 2012-2016 is ~$1.2B S

Kratos Acquisition of CEI Purchase Price $155 Million Cash Component $135 Million KTOS Stock Component to CEI Owners $ 20 Million Tax Benefit to Kratos from 338(h)(10) Election ~ $130 million Approximately $8.5 million per year for each of next 15 years in tax “shield” Benefit against CEI pre-tax earnings, including against California State Income Taxes Expected Total “Net”* purchase price multiple, Enterprise Value paid to 2012 Estimated EBITDA ~7.5x *Net of estimated net present value of tax deductible goodwill

Kratos Acquisition of CEI Estimated New Kratos Equity Raised $100 Million Estimated KTOS Share Issue Price $5.00 Estimated New KTOS Shares Issued 20 Million Estimated Kratos Cash Utilized $35 Million Total Cash Component of Purchase Price $135 Million KTOS Stock Component of Purchase Price $20 Million Estimated Issue Price on Stock Component $5.00 Estimated New KTOS Shares Issued 4 Million Estimated Total New KTOS Shares Issued 24 Million

Kratos Acquisition of CEI Acquisition Structure Transaction expected to be: Accretive to Kratos EPS* and Pro Forma EPS* in 2013 and future years Delevering To Kratos Increase Kratos Free Cash Flow Increase Kratos’ Organic Growth Rates Increase Kratos’ Margin Rates Accelerate delevering of Kratos in future years Transaction expected to close early Q3 *Assuming an estimated cash tax pay